CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
NORTEK, INC.

Nortek, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1.   The amendment to the Corporation's Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 and has been consented to in writing by the sole stockholder in accordance with Section 228 of the General Corporation Law of the State of Delaware.

2.   Article Fifth of the Corporation's Amended and Restated Certificate of Incorporation is amended to read in its entirety as follows:

"FIFTH: The total number of shares of stock that this Corporation shall have authority to issue is 1,000 shares of Common Stock, $0.01 par value per share. Each share of Common Stock will be entitled to one vote.

IN WITNESS WHEREOF, Nortek, Inc. has caused this Certificate to be executed by Kevin W. Donnelly, its authorized officer, on this 1st day of December 2003.

_____
Kevin W. Donnelly
Vice President and Secretary